Exhibit 99.1 POSCO HOLDINGS 2025.Q3 Earnings Release October 27, 2025

2 Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 3rd quarter of 2025. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company, resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or of the information contained herein; hence, we do not assume liability for the information described in this presentation. POSCO HOLDINGS IR Office m E-mail : IR@POSCO-INC.COM m Telephone: +82+2-3457-5112

3 Content Q3'25 Consolidated Business Performance Safe Workplace Initiative Strategy, Metrics and Update Portfolio Management Update Performance by Key Business Sector I. Steel - POSCO · Production/Sales · Income - Overseas · PT-KP · PZSS · P-Maharashtra · PY-VINA II. Rechargeable Battery Materials (RBM) - POSCO FUTURE M III. Infrastructure - POSCO INTERNATIONAL - POSCO E&C Appendix

4 Q3'25 Consolidated Business Performance OP recovery observed for three consecutive quarters despite POSCO E&C’s weak performance (KRW bil., %) (KRW bil., %) Income Financial Structure QoQ QoQ Revenue OP Margin OP Margin Ratio Net Debt EBITDA Net Debt Ratio 18.9% +0.9%p 18.0% 18,321 16.0% 17,556 △295 17,261 11,753 +829 4.1% 10,924 9,807 3.7% 3.5% +0.2%p 743 639 +32 607 1,801 1,654 +30 1,624 Q2 2025 Q2 2025 Q3 2024 Q3 2025 Q3 2024 Q3 2025 - Q3 cumulative CAPEX administered: (Consolidated) KRW 4.8 tril., (Separate) 1.0 tril. Performance before Intercompany Transaction Adjustment Revenue Net Profit Operating Profit (KRW billion) Q3 2024 Q2 2025 Q3 2025 Q3 2024 Q2 2025 Q3 2025 Q3 2024 Q2 2025 Q3 2025 18,321 17,556 17,261 743 607 639 497 84 387 Consolidated Income Steel 15,669 14,879 14,730 466 610 656 232 356 470 1) POSCO 9,479 8,947 8,797 438 513 585 257 273 423 Overseas 5,279 4,992 4,850 7 80 53 △76 18 △1 Rechargeable Battery Mtrls. 966 764 1,000 △53 △144 △42 △53 △201 △116 2) POSCO FUTURE M 923 661 875 1 1 67 1 36 46 △△ Infrastructure 14,202 13,490 13,215 449 230 145 299 △66 70 2) 8,356 8,144 8,248 357 314 316 238 90 210 POSCO INTERNATIONAL 2) 2,178 1,866 1,408 47 91 195 32 97 186 POSCO E&C△△△△ 1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy

「Safe Workplace」Initiative Strategy 5

Group-wide safety innovations to drive the 「Safe Workplace」 Initiative

Goal: **Taking the initiative to set the standard of Korea's industrial safety practices**

Direction

1 Expand worker engagement as agents of prevention

- **Guarantee workers' rights** (right to know, participate, and refuse unsafe work)
  - Incentivize right to stop work
- **Offer a setting that respects workers,** i.e., make available and encourage the use of a Group-wide safety hotline
- **Stronger support for vulnerable groups** (e.g., foreigners, the elderly)

- For foreigner workers:
  Offer 'Safety Guides' in workers' native languages
  Develop visual training materials (with images & videos)
- For the elderly:
  Phase in the 'Healthy WorkplaceCertification'; introduce enhanced rest schedule during extreme climate

2 Design systems to promote "Safety First"

- **Elevate safety organizations, innovate safety budget operation**
  -e.g., Apply 'administer first, report later' rule and remove safety expense from cost analysis
- **Transparent disclosure of semi-annual safety performance**
- **End the practice of outsourcing danger** (abolish lowest-bidder & unlawful subcontracting)

- Lowest-bidder system : Abolished from all POSCO Holdings affiliates, introduced fair-trade bidding (e.g., price floor auctions)
- Unlawful subcontracting: Inspection of multi-layered subcontracting practices and operate a 'Whistleblowing Center' to report unlawful practices.

3 Enhance on-site operability through union engagement

- **Slim down administrative reporting and beef up on-site safety activities**
- **Enhanced social promise by running Safety Academy to expand training to suppliers** (214 service providers and sub-contractors, local SMEs, and others)
- **Expand AI safety technology** (e.g., AI CCTV)

Ex.) AI CCTV :
Apply to 72 POSCO sites by '25-end, and install 18 at POSCO-E&C
Forklift monitoring technology:
Applied to 95 forklifts at POSCO and to 169 at POSCO E&C

Action: **Established the Corporate Safety TF (7.30) that reports to the CEO to plan and drive an integrated Group-wide Safety Master Plan**

- Operating companies placed under emergency safety management to exercise contingency safety schemes

「Safe Workplace」 Initiative Metrics and Update

6

LTIFR[1]

(No. of lost time injuries × 1 mil./ total hours worked)


Global steel industry[2]
POSCO HOLDINGS and affiliates
0.85
0.74
0.7
0.74
0.54
0.67
0.73
'22
'23
'24
'25 (cumul. to Q3)

[1] Lost Time Injury Frequency Rate, [2] (Source) worldsteel

Serious accidents

(No. of deaths)


Global peers[3]
POSCO HOLDINGS and affiliates
9
7
4
9
1
7
2
14
5
9
6
'20
'21
'22
'23
'24
'25 (cumul. to Q3)

[3] Average of top 5 global steelmakers (BF), China excluded

Accident rate

(%, No. of accident victims[4] /No. of workers covered by Workers' Comp)


Korean companies[5]
0.65
0.66
0.67
POSCO HOLDINGS and affiliates[6]
0.09
0.10
0.14
0.11
'22
'23
'24
'25 (cumul. to Q3)

[4] No. of workers removed from work for 1 day or more
[5] (Source) Ministry of Employment and Labor
[6] No. of companies: 24 domestic, 41 overseas

☐ Key measures to reinforce safety

Declared a safety state of emergency

- ○ Elevation of safety function at each affiliate; increased weight given to safety KPI, and safety budget innovations
- ○ High-risk work suspended and emergency inspection performed across all sites; reinforcement of safety management personnel and workforce assigned to risk-prone processes

Conducted safety inspection across all sites

- ○ Site-wide joint inspection of safety management systems by internal and external professionals identified 1,957 areas needing corrective improvement
- ○ MOU (9.2.) signed with SGS, a Swiss safety services firm, and working with DSS+ to enhance objective safety inspections

Established a Group-wide accident prevention plan

- ○ Established a Group-wide accident prevention plan, anchored on 13 key objectives
- ○ 'Safety Platform' and 'AI-based safety technology' rolled out, in addition to offering customized support to vulnerable groups

Enhanced accountability to social 'safety'

- ○ POSCO Safety Solution(9.25.) launched to offer professional solutions to promote safety for employees, suppliers and SMEs
- ○ To observe our social promise, a foundation will be established to serve families of industrial accident victims (~'26.3)

7 Portfolio Management Update Between '24-Q3'25, portfolio management progress rate is 50%, with 63 projects completed and cash generation of KRW 1.4 trillion* * Based on cash collected; KRW 102.5 billion demolition cost not included. Project Scope 126 projects including 55 under-performing projects and 71 non-core assets Q3'25 Performance 7 projects completed, generating KRW 400 billion (56 projects, KRW 1 tril. cumulative to 1H '25 ) 4 projects sold/liquidated, KRW 57.3 bil. cash inflow Infra. Steel 1 project sold, KRW 51.3 bil. cash inflow 〮Sale of Fergana factory of POSCO INTERNATIONAL Textile LLC. 〮Sale of POSCO-CDPC (Chengdu Processing Center in China) Plant 1 〮Sale of POSCO-CORE Co. Ltd. in China 〮 Liquidation of POSCO INTERNATIONAL’s West Kamchatka subsidiary in Russia 〮Sale of POSCO E&C Chungju R&D center RBM HOLDINGS/ 1 project liquidated, KRW 43.1 bil. cash inflow 2 projects sold, KRW 246.4 bil. cash inflow others 〮 Liquidation of POSCO CNGR Nickel Solution 〮Partial sale of NSC and other equity stocks and recovery of residual assets Remaining Goal Additional KRW 1.2 tril. cash generation through 63 projects across Q4'25-'27

8 POSCO Production/Sales (KRW bil., %) Income (KRW bil., %) Crude Steel (Kt) Sales Volume (Kt) Utilization Rate* Revenue OP Margin OP Margin Ratio QoQ QoQ % of Premium Plus Products Sold** 90.3% 6.6% +3.2%p 87.6% 84.4% +0.9%p 5.7% 4.6% 9,234 +417 9,479 8,791 150 8,947 8,68 5,1 374 8,241 8,248 8,169 8,797 +72 30.6% 27.3% 25.6% 585 1.7%p +72 513 438 Q3 2024 Q2 2025 Q2 2025 Q3 2025 Q3 2024 Q3 2025 * Utilization Rate: Crude steel production/crude steel capacity, ** Carbon-reduced products and materials for high-growth, high-margin industries such as Hyper NO Despite price drop, lower raw materials cost and higher production/sales continued to drive up OP margin (KRW bil.) Lower • Selling price (carbon steel): Q2'25) KRW 936K/t → Q3'25) KRW 911K/t (25) Lower raw material 585 +44 selling price unit cost • Key raw materials cost (carbon steel): Q2'25) 100 → Q3'25) 93 (7) 513 +33 Lower costs, +217 - Unit costs fall from increased use of medium/low grade ore and low-cost coal etc Higher 222 production/sales • Expenses: Fixed cost per ton dropped as production volume grew volume (QoQ production increase of 417Kt in crude steel and 112Kt in steel products) Q2 2025 Q3 2025

9 Steel (Overseas) PT. Krakatau POSCO (Indonesia) (KRW bil.) (KRW bil.) PZSS (China) Revenue OP Margin QoQ QoQ Revenue OP Margin 710 801 674 +6 668 22 629 607 32 31 1 1 +16 29 33 17 Q3 2024 Q2 2025 Q3 2025 Q3 2024 Q2 2025 Q3 2025 (KRW bil.) PY VINA (Vietnam) POSCO Maharashtra (India) (KRW bil.) QoQ Revenue OP Margin QoQ Revenue OP Margin 495 486 108 9 95 94 444 14 35 1 18 17 3 2 20 21 Q2 2024 Q2 2025 Q3 2025 Q3 2024 Q2 2025 Q3 2025 Due to slowing global steel demand and impact of tariffs, OP declined in overseas steel • [PT.KP, PY VINA] Despite drop in selling price from market slowdown, OP held with cost-cutting efforts • [PT.MH] Profit declined from Q3 refurbishments

10 POSCO FUTURE M Revenue & OP by Segment Income (KRW bil.,%) (KRW bil.) Revenue OP Margin OP Margin Ratio QoQ Q3 2024 Q2 2025 Q3 2025 QoQ Revenue 923 661 875 +214 Energy Material 583 316 533 +217 923 875 +214 Base Material 340 345 342△3 661 +7.5%p Operating Profit 1 1 67 +66 7.6% Energy Material△16△25 48 +73 0.1% 0.1% 67 +66 1 1 Base Material 17 26 19△7 Q3 2024 Q2 2025 Q3 2025 CAM: Revenue and OP grew on increased sales volume, resulting impact of higher plant utilization rate, and reversal of inventory valuation loss • As Gwangyang precursor plant (45Kt/yr) begins operation, sales volume expands for global customers in need of non-PFE precursors AAM: Slowdown in sales offset by reversal of inventory valuation loss Base material: Oil prices triggered the drop in lime & chemicals selling price, suppressing OP

11 POSCO INTERNATIONAL Revenue & OP by Segment (KRW bil.) Income (KRW bil.,%) Revenue OP Margin OP Margin Ratio QoQ Q3 2024 Q2 2025 Q3 2025 QoQ 8,356 8,144 8,248 +104 Revenue 4.3% 1) Energy 1,043 921 1,226 +305 3.9% 3.8% 0.1%p 2) 7,313 7,223 7,022△201 Steel Mtrls,etc. 8,356 8,248 +104 8,144 357 314 316 +2 Operating Profit 1) 191 149 197 +48 357 Energy 316 +2 314 2) Steel Mtrls,etc. 166 165 119△46 1) Consists of E&P(gas fields), LNG plant and terminal 2) Consists of steel, biomaterial (raw material, foods, industrial material), and subsidiaries on Q3 2024 Q2 2025 Q3 2025 consolidated accounts Moderate OP growth on robust power business profit from summer demand and stronger sales at Senex in Australia • [E&P] Increased sales from expanded gas field production at Senex (+17bil, QoQ); decrease in Myanmar gas field CR rate ( 35%p) ( KRW 50 bil., QoQ) • [LNG Power] Despite lower SMP( KRW 5.8/kWh), power generation increased to respond to summer demand (+KRW 51 bil., QoQ) • [Mtrls and others] Indonesian palm business: Dry season augurs off-season for fruit harvest ( KRW 24 bil, QoQ); in Steel, changes in US and EU trade environment drive down OP ( KRW 17bil., QoQ)

12 POSCO E&C Revenue & OP by Segment (KRW bil.) Income (KRW bil., %) Q3 2024 Q2 2025 Q3 2025 QoQ QoQ Revenue OP Margin OP Margin Ratio 2,178 1,866 1,408△458 Revenue 1.7% 4.9% 513 481 387△94 Plant 320 213 89△124 Infrastructure 2,178 13.8% 1,352 1,173 922△251 Construction 8.9%p 1,866 Consolidated Accounts△7△1 10 +11 1,408 Operating Profit 47△91△195△104 458 Plant△42△70△21 +49 47 △7△56△191△135 Infrastructure 91 104 99 25 10△15 Construction 195 △3 10 7△3 Consolidated Accounts Q2 2025 Q2 2024 Q3 2025 Recognized costs, including from the Sinansan Line incident, provision for bad debt in construction segment, and overseas project in Poland Temporarily suspended work at all 103 domestic construction sites to inspect for and prevent safety accidents

13 Appendix Summarized Income Statement Summarized Balance Sheet

14 Summarized Consolidated Income Statement (KRW bil.) Category Q3 2024 Q2 2025 Q3 2025 QoQ Revenue Gross Profit (Gross Margin) SG&A Operating Profit (Operating Margin) Profit Before Tax Net Profit Net Profit attributable to Controlling Interest EBITDA (EBITDA Margin) EPS (KRW) No. of Outstanding Shares (Thousands)

15 Summarized Consolidated Balance Sheet (KRW bil.) Category Q3 2024 Q2 2025 Q3 2025 QoQ Current Assets 44,199 43,658 43,772 +114 Cash Balance* 16,104 16,544 15,839 705 Accounts Receivable 10,873 11,095 11,437 +342 Inventories 13,699 12,338 12,805 +467 Non-Current Assets 58,103 57,497 58,846 +1,349 Tangible Assets 38,543 40,259 40,914 +655 Intangible Assets 4,668 4,746 4,847 +100 Other LT Financial Assets 2,777 2,258 2,680 +422 Total Assets 102,301 101,155 102,618 +1,463 Liabilities 41,097 40,565 40,560 5 Current Liabilities 22,623 22,224 22,284 +60 Non-Current Liabilities 18,474 18,341 18,275 66 Total Interest Bearing Debt 25,911 27,468 27,593 +124 ※ Shareholders’ Equity 61,204 60,590 62,058 +1,468 Controlling Interest 55,303 54,667 55,620 +954 Net Debt 9,807 10,924 11,753 +829 Net Debt to Equity (%) 16.0% 18.0% 18.9% +0.9%p * Cash Balance includes Cash and Cash Equivalents and Short-term Financial Instruments